U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                             FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person         Michael T.Spohn
                                                  1415 Knightwood Drive
                                                  Greensboro, NC  27410

2.   Date of Event Requiring Statement            July 23, 1998
     (Month/Day/Year)

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc.(NESI)

5.   Relationship of Reporting Person to Issuer   Officer
     (Check all applicable)

6.   If Amendment, Date of Original               N/A


Table I - Non-Derivative Securities Beneficially Owned

1.Title of Security 2.Amount of Securities 3.Ownership Form 4.Nature of Indirect
                       Beneficially Owned    Direct (D)or        Beneficial
                                              Indirect (I)       Ownership

    Common                  None                 N/A                N/A


Table II - Derivative Securities Beneficially Owned

1.   Date Exercisable and Expiration Date(Month/Day/Year)

2.   Title and Amount of Securities Underlying Derivative Security

3.   Conversion or Exercise of Derivative Security

4.   Ownership form of Derivative Security:  Direct (D) or Indirect (I)

Nature of Indirect Beneficial Ownership

/s/ Michael T. Spohn
___________________________________________
Michael T. Spohn

Date:  8/18/98